AM 6·21·2005



SEC 05042247 MMISSION

CM 6/13

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30055

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/04 (MM/DD/YY) AND ENDING 03/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
HEIDTKE & COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 4TH AVENUE NORTH, SUNTRUST BANK BUILDING, SUITE 1950
(No. and Street)

NASHVILLE (City) TN (State) 37219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LYMAN O. HEIDTKE 615-254-0992
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

THE BAKER GROUP, P.C.
(Name – *if individual, state last, first, middle name*)

1504 17TH AVENUE SOUTH (Address) NASHVILLE (City) TN (State) 37212 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 2 3 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 2 6 2005
WASH, D.C.
190

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LYMAN O. HEIDTKE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HEIDTKE & COMPANY, INC., as of MARCH 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


BERNADINE B. LeBLANC
Notary Public At Large
DAVIDSON COUNTY, TENN.

Notary Public

My Commission Expires January 26, 2008

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

HEIDTKE & COMPANY, INC.

MARCH 31, 2005


SEC MAIL PROCESSING
RECEIVED
MAY 2 6 2005
WASH., D.C.
190
SECTION

TABLE OF CONTENTS



THE BAKER GROUP, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Heidtke & Company, Inc.
Nashville, Tennessee

We have examined the accompanying statement of financial condition of Heidtke & Company, Inc. as of March 31, 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our examination in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heidtke & Company, Inc. as of March 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 through 4 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Baker Group, P.C.
Certified Public Accountants

May 18, 2005

1504 17TH AVE. SOUTH · NASHVILLE, TN 37212 · 615-292-5500 · FAX 615-292-5400

HEIDTKE & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2005

ASSETS

Cash	$ 65,036
Cash segregated under federal and other regulations (Note 3)	0
Receivables from brokers and dealers:	
Commissions receivable	85,325
Other receivables	32,394
Related party	0
Securities owned (Note 2):	
Marketable, at market value	285,992
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $38,769	15,488
Other Assets	9,290
Total Assets	$493,525

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable to clearing broker	$ 0
Accounts payable, accrued expenses, and other liabilities	111,715
Total Liabilities	111,715
Stockholder's equity	
Common stock	
$1 par value, 100,000 shares authorized and 1,282 shares outstanding	1,282
Additional paid-in capital	111,593
Retained earnings	268,935
Total Stockholder's Equity	381,810
Total Liabilities and Stockholder's Equity	$493,525

The accompanying notes are an integral part of this statement.

HEIDTKE & COMPANY, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED MARCH 31, 2005

Revenues	
Commissions and fees	$ 997,653
Net dealer inventory and investment gains (loss)	
(Net unrealized gain of $111,924 - Note 2)	24,936
Interest and dividends	35,488
Other Revenue	1,444
Total Revenue	1,059,521
Expenses	
Commissions	294,560
Clearing fees	163,484
Professional fees	10,362
Insurance	1,278
Interest expense	0
Telephone & answering service	18,251
Rent	42,635
Wages	309,848
Taxes	38,318
Regulatory fees	20,336
Dues, licenses & subscriptions	6,962
Employee benefit program	12,691
Employee Education	3,750
Entertainment	32,776
Postage	4,610
Equipment expense	23,502
Travel	13,660
Office supplies	16,032
Parking	9,070
Depreciation and amortization	5,087
Contributions	6,400
Total expenses	1,033,612
Income before income taxes	25,909
Income taxes	7,950
Net income	$ 17,959

The accompanying notes are an integral part of this statement.

HEIDTKE & COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED MARCH 31, 2005

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Beginning Balance	1,282	$1,282	$111,593	$275,976	$388,851
Net Income for Year				17,959	17,959
Dividends Paid				(25,000)	(25,000)
Ending Balance	1,282	$1,282	$111,593	$268,935	$381,810

The accompanying notes are an integral part of this statement.

HEIDTKE & COMPANY, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2005

Cash flows from operating activities	
Net income	$ 17,959
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	5,087
Increase in receivables	(36,845)
Decrease in investment securities	41,995
Increase in other assets	(1,363)
Decrease in accrued expenses	(77,175)
Net cash provided (used) by operating activities	(50,342)
Cash flows from Investing Activities	
Purchase of Equipment	(14,168)
Net cash provided (used) by investing activities	(14,168)
Cash flows from Financing Activities	
Dividends Paid	(25,000)
Net cash provided (used) by financing activities	(25,000)
Net decrease in cash and cash equivalents	(89,510)
Cash and cash equivalents at beginning of year	154,546
Cash and cash equivalents at end of year	$ 65,036

Supplemental Information:

Income taxes	$9,190
Interest expense	0

The accompanying notes are an integral part of this statement.

HEIDTKE & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting which is in conformity with generally accepted accounting principles. Accordingly, revenues are recorded when due rather than when received, and expenses are recorded when incurred rather than when paid.

Business Activity
The Company operates a stock brokerage firm in Nashville, Tennessee.

Depreciation - The Corporation has elected to use the accelerated method of depreciation for tax purposes and the straight-line method of depreciation for financial reporting purposes.

Income Taxes - Income taxes are provided for based on the income reported on the financial statements which is materially the same as the taxes reported on the tax returns.

Cash and Cash Equivalents - For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Financial Instruments with Off-Balance Sheet Risk - In the normal course of business the Company purchases and sells securities as both principal and agent. If another party to the transaction fails to perform as agreed (for example failure to deliver a security or failure to pay for a security) the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

Net Capital Requirements - The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2005 the Company had net capital of $281,360 which was $181,360 in excess of its required net capital of $100,000.

Qualified Deferred Compensation Plan - The Company maintains a qualified deferred compensation plan under Section 401(k) of the Internal Revenue Code. Under the plan, employees may elect to defer a percentage of their salary, subject to Internal Revenue Service limits. In addition, the plan allows for the Company to make discretionary contributions based on the participant's salary. Company contributions to the plan were $12,691 for the current year.

HEIDTKE & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS - continued

MARCH 31, 2005

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Estimates – Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could differ from those estimates.

NOTE 2 - UNREALIZED GAIN AND (LOSS) ATTRIBUTABLE TO INVESTMENTS

		Cost	Market	Unrealized Gain(loss)
9,000 shs	ACLN Limited	$ 634	$ 0	$ (634)
1,500 shs	ARK Restaurants Corp.	44,758	49,314	4,556
36,600 shs	China Industrial Group	0	366	366
10,000 shs	Int'l Display Works Corp.	3,500	95,300	91,800
1,000 uts	Mid-Amer Apt REIT	24,960	36,500	11,540
300 wts	NASDAQ Stock Expire 2005	3,300	0	(3,300)
2,000 shs	Natl Health Inv. Inc.	31,623	51,960	20,337
9,000 shs	PDS Gaming Corp.	17,997	13,500	(4,497)
68,000 shs	Speizman Industries, Inc.	684	272	(412)
512 uts	Star Gas Partners, LP	10,504	1,050	(9,454)
1,500 uts	Stonemor Partners, LP	31,204	32,730	1,526
Other Securities Total		169,164	280,992	111,828
5,000 notes	Sholodge Sr Sub 10.15% due 11-1-06	4,904	5,000	96
Debt Securities Total		4,904	5,000	96
Grand Total		$174,068	$285,992	$111,924

NOTE 3 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $0 has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

HEIDTKE & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS - continued

MARCH 31, 2005

NOTE 4 - LEASES

The Company leases office space under an operating lease expiring on May 1, 2009. Rent expenses for the year ending March 31, 2005 was $42,635. Future minimum payments due on the non-cancelable lease are as follows:

Fiscal Year Ending	Annual Payments
2006	$ 41,116
2007	42,350
2008	43,620
2009	44,929
2010	3,753
	$175,768

NOTE 5 - RELATED PARTY

The Company received commissions from it's stockholder for the execution of trades for a Limited Partnership in which the stockholder is also the general partner. The total commission income received for these transactions in the current year was $232,194. The related accounts receivable amounted to $0.

HEIDTKE & COMPANY, INC.

SCHEDULE 1

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SEC

AS OF MARCH 31, 2005

Total stockholder's equity from Statement of Financial Condition		$381,810
Total stockholder's equity qualified for net capital		381,810
Deductions and/or charges		
A. Non-allowable assets		
Petty cash	$ 150	
Receivable from brokers or dealers	40	
Receivable from non-customers	6,775	
Furniture & equipment	15,488	
Other assets	9,140	
		31,593
Net capital before haircuts		350,217
Debt securities	750	
Other securities	54,158	
Undue Concentration	13,949	
Haircuts on securities		68,857
NET CAPITAL		$281,360

HEIDTKE & COMPANY, INC.
SCHEDULE 2
Reconciliation of Broker's Computation of Net Capital
To Auditor's Computation of Net Capital
Under Rule 15c3-1
AS OF MARCH 31, 2005

	Broker's Computation	Difference	Auditor's Computation
1. Total ownership equity	$454,665	$ (72,855) (1)	$381,810
3. Total	454,665	(72,855)	381,810
5. Total capital	454,665	(72,855)	381,810
6. A. Non-allowable assets	32,951	(1,358) (2)	31,593
Total deductions	32,951	(1,358)	31,593
8. Net capital before haircuts	421,714	(71,497)	350,217
9. Haircuts on securities:			
D Undue Concentration	10,509	3,440 (3)	13,949
Total haircuts	65,417	3,440	68,857
10. Net capital	$356,297	$ (74,937)	$281,360

(1) Accrual of year end bonuses	$ (73,000)
Recording of additional fixed assets	2,489
Adjustment of depreciation expense	(5,087)
Adjustment of corporate income taxes	11,345
Accrual of various month end expenditures	(8,602)
	$ (72,855)
(2) Net decrease in furniture and equipment	$ (2,599)
Increase in other assets	1,241
	$ (1,358)
(3) Due to change in current capital after audit adjustments	3,440
	$ 3,440

HEIDTKE & COMPANY, INC.

SCHEDULE 3

COMPUTATION OF RESERVE REQUIREMENTS
AND
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C3-3 OF THE SEC

AS OF MARCH 31, 2005

Heidtke & Company, Inc. did not carry any margin accounts, maintained no securities on hand, promptly transmits all customer funds, and will not otherwise hold funds or securities for, or owe money or securities to, customers, and will effectuate all financial transactions between the broker or dealer and his customers through a special bank account which will be designated as "Special Account for the Exclusive Benefit of Customers of Heidtke & Company, Inc." thereby meeting the conditions of Rule 15c3-3(k)(2)(i) exempting it from the requirements of Customer Protection Rule 15c3-3.

HEIDTKE & COMPANY, INC.

SCHEDULE 4

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

AS OF MARCH 31, 2005

Minimum net capital required	$ 7,448
Minimum dollar net capital requirement of reporting broker	$100,000
Net capital requirements	$100,000
Excess net capital	$181,360

COMPUTATION OF AGGREGATE INDEBTEDNESS AND RATIO TO NET CAPITAL

Total liabilities from statement of financial condition	$111,715
Less: non aggregate indebtedness	0
AGGREGATE INDEBTEDNESS	$111,715

Percentage of aggregate indebtedness to net capital

Aggregate indebtedness	$111,715	
Net capital	$281,360	39.71%

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS FOR THE YEAR ENDED MARCH 31, 2005

Beginning Balance	$	0.00
Additions		0.00
Deductions		0.00
Ending Balance	$	0.00



THE BAKER GROUP, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

**Independent Auditor's Report
on Internal Accounting Control
Required by SEC Rule 17a-5**

Heidtke & Company, Inc.
Nashville, Tennessee

In planning and performing our audit of the financial statements and supplemental schedules of Heidtke & Company, Inc., for the year ended March 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verification, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1504 17TH AVE. SOUTH · NASHVILLE, TN 37212 · 615-292-5500 · FAX 615-292-5400
MEMBERS AMERICAN INSTITUTE AND TENNESSEE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at March 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

The Baker Group, P.C.

Certified Public Accountants

May 18, 2005